UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports 2024 First Quarter Financial Results

Redwood City, CA – Thursday, April 25, 2024 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended March 31st, 2024.

First Quarter 2024:

•	Total Revenues: $599 million, a 6 percent increase year over year
•	Security Subscription Revenues: $263 million, a 15 percent increase year over year
•	GAAP Operating Income: $194 million, representing 32 percent of total revenues
•	Non-GAAP Operating Income: $252 million, representing 42 percent of total revenues
•	GAAP EPS: $1.60, a 5 percent increase year over year
•	Non-GAAP EPS: $2.04, a 13 percent increase year over year

“The first quarter yielded great results with revenues and EPS at the top end of our projections. We delivered strong double-digit growth in Infinity Platform agreements, now constituting over 13 percent of total revenues. Our aggregate recurring revenues now represent 83 percent of total revenues,” stated Gil Shwed, Founder & CEO of Check Point Software Technologies. “We introduced Quantum Force, a new line of security gateways empowering organizations of all sizes with next-generation firewall technology. In addition, we launched new technologies including Harmony SaaS protecting SaaS platforms and data, and Infinity AI Copilot, an AI-powered security assistant enhancing security effectiveness across organizations.”

Financial Highlights for the First Quarter of 2024

•	Total Revenues: $599 million compared to $566 million in the first quarter 2023, a 6 percent increase year over year.
•	GAAP Operating Income: $194 million compared to $200 million in the first quarter 2023, representing 32 percent and 35 percent of total revenues in the first quarter 2024 and 2023, respectively.
•	Non-GAAP Operating Income: $252 million compared to $238 million in the first quarter 2023, representing 42 percent of total revenues in both the first quarter 2024 and 2023.
•	GAAP Taxes on Income: $33 million compared to $35 million in the first quarter 2023.
•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $184 million same as in the first quarter 2023. GAAP earnings per diluted share were $1.60 compared to $1.52 in the first quarter 2023, a 5 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $235 million compared to $218 million in the first quarter 2023. Non-GAAP earnings per diluted share were $2.04 compared to $1.80 in the first quarter 2023, a 13 percent increase year over year.

•	Deferred Revenues: As of March 31, 2024, deferred revenues were $1,826 million compared to $1,797 million as of March 31, 2023, a 2 percent increase year over year.
•	Cash Balances, Marketable Securities & Short-Term Deposits: $3,035 million as of March 31, 2024, compared to $2,960 million as of December 31, 2023.
•	Cash Flow from Operations: Cash flow of $361 million compared to $386 million in the first quarter 2023.
•	Share Repurchase Program: During the first quarter of 2024, the company repurchased approximately 2.0 million shares at a total cost of approximately $325 million.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call & Video Cast Information
Check Point will host a conference call with the investment community on April 25, 2024, at 8:30 AM ET/5:30 AM PT. To listen to the live videocast or replay, please visit the website www.checkpoint.com/ir.

Second Quarter 2024 Investor Conference Participation Schedule

•   2024 RSA Analyst/Investor Booth Tours
        May 7-8, 2024, SF, CA – Group Meetings

•   Needham 19th Annual Technology, Media, and Consumer Conference
        May 16, 2024, Virtual – 1x1’s

•   J.P. Morgan 52nd Annual Technology, Media, and Telecom Conference
        May 20-22, 2024, Boston, MA – Fireside Chat & 1x1’s

•   Oppenheimer 25th Annual Israeli Conference
        May 26, 2024, Tel Aviv, Israel – Fireside Chat & 1x1’s

•   Cowen 52nd Annual TMT Conference
        May 29, 2024, NY, NY – Fireside Chat & 1x1’s

•   Jefferies Software Summit
        May 30, 2024, Newport Coast, CA – 1x1’s

•   Baird 2023 Global Consumer, Technology & Services Conference
        June 4, 2024, SF, CA – 1x1’s

•   Bank of America Merrill Lynch 2023 Global Technology Conference
        June 5-6, 2024, SF, CA – 1x1’s

•   Nasdaq Investor Conference
        June 11, 2024, London, UK – 1x1’s

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations, if applicable, will be available via webcast on the company’s web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

To follow this and other Check Point news visit:
•          LinkedIn: https://www.linkedin.com/company/check-point-software-technologies
•          YouTube: http://www.youtube.com/user/CPGlobal
•          Blog: http://blog.checkpoint.com/
•          X (Formerly known as Twitter): http://www.twitter.com/checkpointsw

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 3

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, and our participation in investor conferences and events during the second quarter of 2024. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; the transition of our CEO into the role of Executive Chairman and the related succession process; and general market, political, economic and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community in visualizing the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and has determined that it is important to provide this information to investors.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2024	2023
Revenues:
Products and licenses	$100.3	$108.0
Security subscriptions	263.4	228.2
Total revenues from products and security subscriptions	363.7	336.2
Software updates and maintenance	235.1	230.0
Total revenues	598.8	566.2

Operating expenses:
Cost of products and licenses	19.9	26.2
Cost of security subscriptions	16.5	12.3
Total cost of products and security subscriptions	36.4	38.5
Cost of Software updates and maintenance	28.7	26.8
Amortization of technology	5.8	2.8
Total cost of revenues	70.9	68.1

Research and development	99.2	91.5
Selling and marketing	206.2	177.7
General and administrative	28.6	29.1
Total operating expenses	404.9	366.4

Operating income	193.9	199.8
Financial income, net	22.6	19.1
Income before taxes on income	216.5	218.9
Taxes on income	32.6	34.8
Net income	$183.9	$184.1
Basic earnings per share	$1.64	$1.54
Number of shares used in computing basic earnings per share	112.3	119.8
Diluted earnings per share	$1.60	$1.52
Number of shares used in computing diluted earnings per share	115.2	121.1

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2024	2023

Revenues	$598.8	$566.2
Non-GAAP operating income	252.0	238.4
Non-GAAP net income	234.5	217.9
Non-GAAP diluted earnings per share	$2.04	$1.80
Number of shares used in computing diluted Non-GAAP earnings per share	115.2	121.1

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2024	2023

GAAP operating income	$193.9	$199.8
Stock-based compensation (1)	41.6	32.7
Amortization of intangible assets and acquisition related expenses (2)	16.5	5.9
Non-GAAP operating income	$252.0	$238.4

GAAP net income	$183.9	$184.1
Stock-based compensation (1)	41.6	32.7
Amortization of intangible assets and acquisition related expenses (2)	16.5	5.9
Taxes on the above items (3)	(7.5)	(4.8)
Non-GAAP net income	$234.5	$217.9

GAAP diluted earnings per share	$1.60	$1.52
Stock-based compensation (1)	0.36	0.27
Amortization of intangible assets and acquisition related expenses (2)	0.15	0.05
Taxes on the above items (3)	(0.07)	(0.04)
Non-GAAP diluted earnings per share	$2.04	$1.80

Number of shares used in computing diluted Non-GAAP earnings per share	115.2	121.1

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1
Cost of software updates and maintenance	2.2	1.2
Research and development	14.7	10.6
Selling and marketing	15.9	11.3
General and administrative	8.7	9.5
	41.6	32.7
(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	5.8	2.8
Research and development	1.6	1.9
Selling and marketing	9.1	1.2
	16.5	5.9

(3) Taxes on the above items	(7.5)	(4.8)

Total, net	$50.6	$33.8

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)

ASSETS

	March 31,	December 31,
	2024 (Unaudited)	2023 (Audited)
Current assets:
Cash and cash equivalents	$536.6	$537.7
Marketable securities and short-term deposits	1,065.8	992.3
Trade receivables, net	386.3	657.7
Prepaid expenses and other current assets	79.1	70.0
Total current assets	2,067.8	2,257.7

Long-term assets:
Marketable securities	1,432.9	1,429.7
Property and equipment, net	79.6	80.4
Deferred tax asset, net	91.4	81.8
Goodwill and other intangible assets, net	1,735.0	1,748.5
Other assets	99.9	97.4
Total long-term assets	3,438.8	3,437.8

Total assets	$5,506.6	$5,695.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,347.0	$1,413.8
Trade payables and other accrued liabilities	433.9	502.3
Total current liabilities	1,780.9	1,916.1

Long-term liabilities:
Long-term deferred revenues	478.9	493.9
Income tax accrual	446.0	436.1
Other long-term liabilities	34.0	28.4
	958.9	958.4

Total liabilities	2,739.8	2,874.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,808.0	2,732.5
Treasury shares at cost	(13,354.6)	(13,041.2)
Accumulated other comprehensive gain	(39.4)	(39.2)
Retained earnings	13,352.0	13,168.1
Total shareholders’ equity	2,766.8	2,821.0

Total liabilities and shareholders’ equity	$5,506.6	$5,695.5
Total cash and cash equivalents, marketable securities, and short-term deposits	$3,035.3	$2,959.7

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2024	2023
Cash flow from operating activities:
Net income	$183.9	$184.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7.3	6.9
Amortization of intangible assets	13.5	3.3
Stock-based compensation	41.6	32.7
Decrease in trade and other receivables, net	265.4	285.1
Decrease in deferred revenues, trade payables and other accrued liabilities	(140.6)	(127.1)
Deferred income taxes, net	(10.1)	0.6
Net cash provided by operating activities	361.0	385.6

Cash flow from investing activities:
Investment in property and equipment	(6.5)	(4.2)
Net cash used in investing activities	(6.5)	(4.2)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	45.6	34.1
Purchase of treasury shares	(325.0)	(324.9)
Payments related to shares withheld for taxes	(1.1)	(1.0)
Net cash used in financing activities	(280.5)	(291.8)

Unrealized gain on marketable securities, net	1.6	26.6

Increase in cash and cash equivalents, marketable securities, and short-term deposits	75.6	116.2

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	2,959.7	3,503.2

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$3,035.3	$3,619.4

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Chief Financial Officer

April 25, 2024

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 10